EXHIBIT 3.1.4
ARTICLES OF AMENDMENT
OF
EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

Pursuant to RCW 23B.10.060, the undersigned corporation adopts the following Articles of Amendment to its Restated Articles of Incorporation;

FIRST: The name of the corporation is EXPEDITORS INTERNATIONAL OF WASHINGTON, INC. (the "Corporation").

SECOND: The Restated Articles of Incorporation are hereby amended and deleting Article V, Section 1 in its entirety and replacing it with a new Article V, Section 1 to read as follows:

ARTICLE V

(1)    Authorized Capital. The total number of shares which the Corporation is authorized to issue is six hundred forty-two million (642,000,000), consisting of six hundred and forty million (640,000,000) shares of Common Stock, having a par value of $.01, and two million (2,000,000) shares of Preferred Stock, having a par value of $.01. Shares shall be issued at such prices as shall be determined by the Board of Directors. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

THIRD: This amendment does not provide for an exchange, reclassification or cancellation of issued shares.

FOURTH: The foregoing amendment was adopted by the Board of Directors of the Corporation on May 3, 2006 without shareholder action. Pursuant to RCW 23B.10.020(4), shareholder action with regard to this amendment of the Restated Articles of Incorporation of the Corporation is not required.

DATED:	August 2, 2006

EXPEDITORS INTERNATIONAL
OF WASHINGTON, INC.

By:     /s/ Jeffrey J. King_____________
Jeffrey J. King, Sr. Vice President -
     General Counsel and Secretary